UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

	SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c)
 AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)





Paragon Trade Brands, Inc.


(Name of Issuer)


Common Stock, $0.01 par value


(Title of Class of Securities)



69912K107


(CUSIP Number)


Appaloosa Management L.P.
26 Main Street
Chatham, New Jersey 07928
Attn: Kenneth Maiman, Esq.
Telephone (973) 701-7000


(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



September 27, 1999


(Date of Event which Requires Filing of this Statement)


	Check the appropriate box to designate the rule pursuant to which this
 Schedule is filed:
	   Rule 13d-1(b)
	 x Rule 13d-1(c)
	   Rule 13d-1(d)






SCHEDULE 13G


CUSIP No.

69912K107



Page 2 of 6 Pages


1

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON






Appaloosa Management L.P.






2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*




(a)









(b)

x

3

SEC USE ONLY














4

CITIZENSHIP OR PLACE OF ORGANIZATION






Delaware






NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH



5


SOLE VOTING POWER






575,000






6

SHARED VOTING POWER








0






7

SOLE DISPOSITIVE POWER








575,000






8

SHARED DISPOSITIVE POWER








0





9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



575,000



10

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

G







11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)





4.81%



12

TYPE OF REPORTING PERSON





PN**


*SEE INSTRUCTIONS BEFORE FILLING OUT!
**See Item 4.

SCHEDULE 13G


CUSIP No.

69912K107



Page 3 of 6 Pages


13

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON






David A. Tepper






14

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*




(a)









(b)

x

15

SEC USE ONLY














16

CITIZENSHIP OR PLACE OF ORGANIZATION






United States of America






NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH



17


SOLE VOTING POWER






575,000






18

SHARED VOTING POWER








0






19

SOLE DISPOSITIVE POWER








575,000






20

SHARED DISPOSITIVE POWER








0





21

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



575,000



22

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

G







23

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)





4.81%



24

TYPE OF REPORTING PERSON





IN**


	*SEE INSTRUCTIONS BEFORE FILLING OUT!
**See Item 4.



Item 1(a).	Name of Issuer:  Paragon Trade Brands, Inc.

Item 1(b).	Address of Issuer=s Principal Executive Offices:
180 Technology Parkway, Norcross, Georgia 30092

Item 2(a).	Name of Person Filing:
Appaloosa Management L.P. and David A. Tepper

Item 2(b).	Address of Principal Business Office or, if None, Residence:
Appaloosa Management L.P., 26 Main Street, Chatham, New Jersey 07928
David A. Tepper, c/o Appaloosa Management L.P., 26 Main Street, Chatham, New
 Jersey 07928

Item 2(c).	Citizenship:
Appaloosa Management L.P. - Delaware
David A. Tepper - United States of America

Item 2(d).	Title of Class of Securities:
Common Stock, $0.01 par value

Item 2(e).	CUSIP Number: 69912K107

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or
 (c), CHECK WHETHER THE PERSON FILING IS A:
Not applicable. This statement is filed pursuant to 13d-1(c).

 Item 4.	OWNERSHIP:

(a)	575,000

(b)	4.81%

(c)	(i) sole voting power: 575,000

(ii) shared voting power: 0

(iii) sole dispositive power: 575,000

(iv) shared dispositive power: 0

*Appaloosa Management L.P. (AMLP) is the general partner of Appaloosa
 Investment Limited Partnership I, the investment advisor to Palomino Fund Ltd., and the managing member of Tersk LLC, which are the holders of record of the reported securities (245,309, 298,825 and 30,866 shares, respectively). David A. Tepper (DAT) is the sole stockholder and president of Appaloosa Partners Inc. (API). API is the general partner of AMLP and DAT owns a majority of the limited partnership interests of AMLP.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Persons other than David A. Tepper and Appaloosa Management L.P. have the right to receive dividends from, or the proceeds from the sale of, the reported securities. None of these persons has the right to direct such dividends or proceeds.

     Item 7. 	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
 ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not Applicable.

     Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not Applicable.

     Item 9. 	NOTICE OF DISSOLUTION OF GROUP:
Not Applicable.

     Item 10. CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  September 29, 1999


APPALOOSA MANAGEMENT L.P.
By: Appaloosa Partners Inc.
Its: General Partner


By: 	/s/ David A. Tepper
           	David A. Tepper
           	 President

  	DAVID A. TEPPER


	/s/ David A. Tepper





Exhibit Index

Exhibit 99.1  -  Joint Filing Agreement


EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities
Exchange Act of 1934, as amended, the persons or entities named below each hereby agrees that the Schedule 13G filed herewith and any amendments thereto relating to the acquisition of Common Stock of Paragon Trade Brands, Inc. is filed jointly on behalf of each such person; provided, however, each person or entity named below is not responsible for the completeness or accuracy of the information concerning the other persons or entities filing the Schedule 13G.
 dated: September 29, 1999


APPALOOSA MANAGEMENT L.P.
By: Appaloosa Partners Inc.
Its: General Partner

By: /s/ David A. Tepper
David A. Tepper
President


DAVID A. TEPPER


/s/ David A. Tepper

NYC01:53990.1

Page 6 of 6




NYC01:53990.1